EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JULY 25, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Press Release

Investor Relations

ENDESA SELLS ITS INTEREST IN THE US MINING COMPANY ARCH COAL INC.

- ***THE DISPOSAL HAS GENERATED A €13.2 MILLION CAPITAL GAIN***

New York, July 25th, 2002.- Endesa **(NYSE:ELE)** has sold in the stock market its 2.52% shareholding in the US mining company Arch Coal Inc., which it held through Carboex. The number of shares sold amounted to 1,331,475 and generated a total capital gain of €13.2 million.

This transaction falls within the strategy of divestment of non-core assets that Endesa has carried out in recent years.

Carboex, 100% owned by Endesa, bought in 1982 1,640,000 shares in Arch Coal (3.1% of its share capital), with the aim of securing the long term supply of coal coming from the Powder River Basin mine for Endesa´s power plants in Spain. Nevertheless, the strategic value of the initial investment has changed due to the current availability of offers and prices in the international market.

Arch Coal Inc. is a mining company based in Sant Louis (Missouri) with total revenues of US$ 1,489 million.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 25, 2002

By: ______________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations